SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 15)*


                         Volt Information Sciences, Inc.
                         -------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   928703 10 7
                                   -----------
                                 (CUSIP Number)


                                December 31, 2000
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|  Rule 13d-1(b)

         |_|  Rule 13d-1(c)

         |X|  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

CUSIP No. 928703 10 7
--------------------------------------------------------------------------------
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).
                        William Shaw
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [    ]

         (b)      [    ]
--------------------------------------------------------------------------------

3.       SEC Use Only
--------------------------------------------------------------------------------

4.       Citizenship or Place of Organization          United States of America
--------------------------------------------------------------------------------

Number of             5.       Sole Voting Power                       3,647,347
Shares Bene-          ----------------------------------------------------------
ficially Owned
By Each               6.       Shared Voting Power                            0
Reporting             ----------------------------------------------------------
Person With
                      7.       Sole Dispositive Power                  3,647,347
                      ----------------------------------------------------------

                      8.       Shared Dispositive Power                       0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         3,647,347
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                            (See Instructions) [ ]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)
         23.9%
--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)
         IN
--------------------------------------------------------------------------------

CUSIP No. 928703 10 7
--------------------------------------------------------------------------------

ITEM 1.

         (a)      Name of Issuer

                  Volt Information Sciences, Inc.

         (b)      Address of Issuer's Principal Executive Offices

                  c/o Volt Information Sciences, Inc.
                  560 Lexington Avenue, 15th Floor
                  New York, NY 10022

ITEM 2.

         (a)      Name of Person Filing

                  William Shaw

         (b)      Address of Principal Business Office or, if none, Residence

                  Volt Information Sciences, Inc.
                  560 Lexington Avenue, 15th Floor
                  New York, NY 10022


         (c)      Citizenship

                  United States of America

         (d)      Title of Class of Securities

                  Common Stock, par value $.10 share

         (e)      CUSIP Number

                  928703 10 7
                                       -3-

CUSIP No. 928703 10 7
--------------------------------------------------------------------------------


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER the PERSON FILING IS A:

               (a) | | Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

               (b)  | | Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                    78c).

               (c) | | Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

               (d) | | Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

               (e)  | |   An    investment    adviser   in    accordance    with
                    ss.240.13d-1(b)(1)(ii)(E);

               (f) | | An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

               (g) | | A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

               (h) | | A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

               (i) | | A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

               (j)  | | Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.      OWNERSHIP.

         The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned: 3,647,347 shares.


         Pursuant to the rules of the Securities and Exchange Commission respecting beneficial ownership, includes 45,000 shares which were not actually outstanding, but which were issuable upon exercise of options held by the undersigned, each of which are presently exercisable in full. Such shares are also considered outstanding for the purpose of computing the "Percent of Class" below. Also includes (i) 3,030 shares held for the undersigned's benefit under the Company's Employee Stock Ownership Plan (the "ESOP") as at December 31, 2000, which ESOP was merged into the Company's 401(k) Savings Plan (as merged, the "Plan") as of January 1, 2000; however, separate accounts are maintained for the shares held under the ESOP and Savings Plan feature of the Plan, (ii) 23,600 shares held for the undersigned under the Savings Plan features of the Plan as at December 31, 2000 and (iii) 99,561 shares held as sole trustee for the benefit of Mr. Shaw's wife as to which 99,561 shares Mr. Shaw disclaims beneficial ownership.

CUSIP No. 928703 10 7
--------------------------------------------------------------------------------

          (b)     Percent of class:  23.9%

          (c)     Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote: 3,647,347

                  (ii)     Shared power to vote or to direct the vote: 0

                  (iii)    Sole power to dispose or to direct the disposition of: 3,647,347

                  (iv)     Shared power to dispose or to direct the disposition of: 0

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

             Not  applicable.


ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

             Not  applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

             Not  applicable.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

             Not  applicable.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP

             Not  applicable.

ITEM 10.     CERTIFICATION

             Not  applicable.

CUSIP No. 928703 10 7
--------------------------------------------------------------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 2001

                                               /s/ William Shaw
                                            -----------------------------
                                                   William Shaw